Unity Bancorp, Inc.
64 Old Highway 22
Clinton, NJ 08809
(908) 713-4580
November 15, 2016
Via EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Joshua Dilk

     Re:    Unity Bancorp, Inc.
          Registration Statement on Form S-1 filed September 16, 2016              Registration Statement No. 333-213655
Dear Sir or Madam:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, Unity Bancorp, Inc. (the “Registrant”) respectfully requests the immediate withdrawal of the Registration Statement on Form S-1 (File No. 333-213655) with respect to the Registrant, together with all exhibits thereto (the “S-1 Registration Statement”), filed with the Securities and Exchange Commission on September 16, 2016.
In view of the fact that the Registrant meets the eligibility requirements for use of Form S-3, the Registrant filed a materially identical registration statement on Form S-3 on October 21, 2016, as amended on November 8, 2016 (File No. 333-214192) (the “S-3 Registration Statement”). The Registrant confirms that no securities were offered or sold pursuant to the S-1 Registration Statement.
The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the S-3 Registration Statement.
Thank you for your assistance in this request. If you have any questions or require any further information, please contact Robert A. Schwartz, Esq. of Windels Marx Lane & Mittendorf, L.L.P. at (732) 448-2503.
.
Sincerely,
/s/ Alan Bedner
Alan Bedner
Executive Vice President and Chief
Financial Officer